UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number: 001-31221

Total number of pages: 10

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: February 5, 2016	By:	/S/ KATSUYUKI TAKAGI
Katsuyuki Takagi
Head of Investor Relations

Information furnished in this form:

1.	Notice Regarding Tender Offer for Share Repurchase

THIS MATERIAL IS NOT FOR DISTRIBUTION OR PUBLICATION IN OR INTO THE UNITED STATES. THIS IS NOT AN OFFER TO PURCHASE SECURITIES IN THE U.S. THE COMPANY DOES NOT INTEND TO CONDUCT AN OFFER IN THE U.S. OR TO PERSONS RESIDING IN THE U.S.

NTT DOCOMO, INC.
President and CEO: Kaoru Kato
Tokyo Stock Exchange: 9437
New York Stock Exchange: DCM
February 5, 2016

Notice Regarding Tender Offer for Share Repurchase

NTT DOCOMO, Inc. (“the Company”) hereby provides notice that it resolved to conduct a tender offer for the repurchase of its own shares at a meeting of the Board of Directors on February 5, 2016, as outlined below, using the acquisition method specified under Article 156, Paragraph 1 of the Companies Act, as applied pursuant to the provisions of Article 165, Paragraph 3 of the same Act, and the provisions of the Company’s Articles of Incorporation.

1.	Purpose of tender offer

The Company believes that providing adequate returns to shareholders, while raising corporate value through the growth and expansion of its businesses, is one of the most important issues in corporate management. The Company plans to pay dividends by taking into account its consolidated results, consolidated financial position and consolidated dividend payout ratio, based on the principle of sustainable dividends payments.

The Company’s Articles of Incorporation prescribe that the Company can repurchase its own shares by resolving at a meeting of the Board of Directors, under the provision of Article 165, Paragraph 2 of the Companies Act, to execute a tender offer for its own shares, and, in order to promote shareholder returns, the Company has previously repurchased its own shares by methods such as purchasing on the market via a financial instruments exchange or conducting a tender offer. In addition, the Company resolved at a meeting of the Board of Directors on January 29, 2016 to repurchase its own shares up to a maximum limit of 220 million shares and a total acquisition cost of 500 billion yen during the period from February 1, 2016 to December 31, 2016, in order to further strengthen shareholder returns and enhance capital efficiency.

The Company considered various options regarding the specific method for repurchasing its own shares. In December 2015, when the Company consulted with its parent company Nippon Telegraph and Telephone Corporation (“NTT Corporation”) on the sale of some of the Company’s common shares held by NTT Corporation, from the viewpoint of being able to anticipate a relatively rapid improvement in capital efficiency through the repurchase of a considerable number of the Company’s shares, NTT Corporation indicated it would consider the possibility of sale of the Company’s shares. (NTT Corporation holds 2,587,008,900 of the Company’s common shares (as of today), and its shareholding represents 63.32% of all the Company’s issued shares (rounded to two decimal places; the same applies hereafter in calculating the percentage of the total number of issued shares.) The Company then considered the specific method for repurchasing its shares, based on the assumption of acquiring Company shares from NTT Corporation, and consequently concluded that the method of a tender offer, which would ensure an opportunity for shareholders to tender their shares while watching the trend in the market price during the prescribed offer period (hereinafter referred to as the “tender offer period”), was the most suitable from the viewpoint of both the equitable treatment of shareholders and the transparency of the transactions.

When deciding on the purchase price for the tender offer (referred to as the “tender offer price” hereafter), the Company also concluded that it would be desirable to conduct a tender offer at a price representing a certain discount to the market price. The tender offer price is based on the market price, with a focus on ensuring the precision and objectivity of the criteria used to determine the tender offer price and with a view towards setting a tender offer price that is below the market price in order to stem the outflow of assets from the Company, to the extent possible, from the perspective of respecting the interests of shareholders who will continue to hold the Company’s common shares.

When the Company communicated with NTT Corporation in early February 2016 regarding the implementation of the tender offer, in which the tender offer price represented a discount of 8% versus the closing price of the Company’s common shares on the First Section of the Tokyo Stock Exchange on the business day before the meeting of the Board of Directors to decide the implementation of the tender offer (February 4, 2016) where recent earnings were considered to have been sufficiently factored into the share price, based on the abovementioned examination, NTT Corporation declared its intention to tender 117,924,500 shares, a portion of the common stock of the Company that it holds (equivalent to 2.89% of the total number of issued shares), if the tender offer were implemented according to the above conditions.

The Company also concluded that it would be desirable to set a maximum limit of 137,578,616 shares (3.37% of the total number of issued shares) on the number of shares the Company intends to purchase other than the number of shares corresponding to the above mentioned shares held by NTT Corporation, in order to provide an opportunity for shareholders to tender their shares.

After examining and determining the above issues, the Company resolved to conduct the tender offer and set a tender offer price of 2,544 yen (rounded down to the nearest yen) by applying a discount of 8% to the closing price of the Company’s common shares on the First Section of the Tokyo Stock Exchange on the business day before the meeting of the Board of Directors to decide the implementation of the tender offer (February 4, 2016) where recent earnings were considered to have been sufficiently factored into the share price, at the meeting of the Board of Directors held on February 5, 2016.

Takashi Nakamura, a director of the Company concurrently serving as an employee of NTT Corporation, did not take part in the examination and resolution by the Board of Directors regarding the tender offer and was not involved in discussions and negotiations with NTT Corporation from the standpoint of the Company, from the perspective of avoiding arbitrariness in the process of the Company’s decision-making when examining and determining the tender offer.

Furthermore, the Company received an explanation from NTT Corporation that it is NTT Corporation’s policy at present, in principle, to hold the Company’s common shares (2,469,084,400 shares, 60.43% of the total shares issued, if all of the above mentioned tendered shares are purchased) after the tender offer as well.

The Company has also not yet determined its acquisition policy concerning the 82,421,384 shares that are not part of the tender offer, within the framework for the repurchase of Company shares, up to a maximum of 220 million shares, as resolved at the meeting of the Board of Directors on January 29, 2016.

The Company will, in principle, consider lump sum cancellation of the portion of Company shares acquired as a result of the tender offer exceeding 5% of the total number of issued shares, at the end of the fiscal year or at another suitable time.

2.	Details of Board of Directors resolution regarding share repurchase (disclosed on January 29, 2016)

(1)	Details of resolution

Share class	Total number of shares	Total acquisition cost
Common shares	220,000,000 (maximum)	500 billion yen (maximum)

Note 1:	Total number of issued shares: 4,085,772,000

Note 2:	Percentage of total number of issued shares: 5.67% (rounded to two decimal places) (excluding treasury stock (204,288,188 shares) as of January 31, 2016)

(2)	Listed shares for Company shares already repurchased based on this resolution

Not applicable.

3.	Outline of tender offer

(1)	Timetable

(A)	Board of Directors resolution	Friday, February 5, 2016

(B)	Date of tender offer commencement notice

Monday, February 8, 2016

Notices will be posted electronically, and a notice to this effect will be published in the Nihon Keizai Shimbun.

Electronic notice address:

http://disclosure.edinet-fsa.go.jp/

(C)	Tender offer registration statement submission date	Monday, February 8, 2016

(D)	Tender offer period	From Monday, February 8, 2016 to Monday, March 7, 2016(20 business days)
(2)	Tender offer price

2,544 yen per common share

(3)	Basis for calculating the tender offer price

(A)	Calculation basis

When calculating the tender offer price, the Company focused on the precision and objectivity of the criteria and conducted an examination based on the market price of the Company’s common shares after taking into account the fact that the Company’s common shares are listed on a financial instruments exchange and that listed companies often purchase their own shares by purchase on the market via a financial instruments exchange. To calculate an appropriate market value as a market price for the Company’s common shares, the Company also took into account the fact that it would be desirable to consider share price fluctuation over a certain period, as the market share price can change day-to-day due to economic and various other conditions. The Company used the closing price of 2,765.5 yen for the Company’s common shares on the business day before February 5, 2016(February 4, 2016), the date of the Board of Directors resolution on the tender offer; the simple average of the closing prices for the Company’s common shares over the one-month period ending February 4, 2016 of 2,478.5yen (rounded to one decimal place), and the simple average of the closing prices for the Company’s common shares over the three-month period ending February 4, 2016 of 2,443.6 yen (rounded to one decimal place) on the First Section of the Tokyo Stock Exchange, as reference points.

In order to respect the interests of shareholders who do not accept the tender offer and continue to hold the Company’s common shares, the Company also decided it would be desirable to purchase the shares at a certain discount to the closing price of the Company’s common shares on the First Section of the Tokyo Stock Exchange on the business day before the meeting of the Board of Directors to decide the implementation of the tender offer (February 4, 2016) in order to adopt a tender offer price below the closing price so as to stem the flow of assets from the Company to the extent possible.

When the Company communicated with NTT Corporation in early February 2016 regarding the implementation of the tender offer, in which the tender offer price represented a discount of 8% versus the closing price of the Company’s common shares on the First Section of the Tokyo Stock Exchange on the business day before the meeting of the Board of Directors to decide the implementation of the tender offer (February 4, 2016) where recent earnings were considered to have been sufficiently factored into the share price, based on the abovementioned examination, NTT Corporation declared its intention to tender 117,924,500 shares, a portion of the common stock of the Company that it holds (equivalent to 2.89% of the total number of issued shares), if the tender offer were implemented according to the above conditions.

The Company resolved to conduct the tender offer and set a tender offer price by applying a discount of 8% to the closing price of the Company’s common shares on the First Section of the Tokyo Stock Exchange on the business day before the meeting of the Board of Directors to decide the implementation of the tender offer (February 4, 2016) where recent earnings were considered to have been sufficiently factored into the share price, at the meeting of the Board of Directors held on February 5, 2016, following the above mentioned examination and determination.

Please note that the tender offer price of 2,544 yen represents a discount of 8.01% (rounded to the second decimal place) on the closing price of the Company’s common shares of 2,765.5 yen on the business day before February 5, 2016(February 4, 2016), the date of the Board of Directors resolution on the tender offer; a premium of 2.64% (rounded to the second decimal place) on the simple average of the closing prices for the Company’s common shares over the one-month period ending February 4, 2016 of 2,478.5 yen (rounded to the first decimal place), and a premium of 4.11% (rounded to the second decimal place) on the simple average of the closing prices for the Company’s common shares over the three-month period ending February 4, 2016 of 2,443.6 yen (rounded to the first decimal place) on the First Section of the Tokyo Stock Exchange.

(B)	Background for Calculation

The Company believes that providing adequate returns to shareholders, while raising corporate value through the growth and expansion of its businesses, is one of the most important issues in corporate management. The Company plans to pay dividends by taking into account its consolidated results, consolidated financial position and consolidated dividend payout ratio, based on the principle of sustainable dividends payments.

The Company’s Articles of Incorporation prescribe that the Company can repurchase its own shares by resolving at a meeting of the Board of Directors, under the provision of Article 165, Paragraph 2 of the Companies Act, to execute a tender offer for its own shares, and, in order to promote shareholder returns, Company has previously repurchased its own shares by methods such as purchasing on the market via a financial instruments exchange or conducting a tender offer. In addition, the Company resolved at a meeting of the Board of Directors on January 29, 2016 to repurchase its own shares up to a maximum limit of 220 million shares and a total acquisition cost of 500 billion yen during the period from February 1, 2016 to December 31, 2016, in order to further strengthen shareholder returns and enhance capital efficiency.

The Company considered various options regarding the specific method to acquire its own shares. However, in December 2015, when the Company consulted with its parent company Nippon Telegraph and Telephone Corporation (“NTT Corporation”) on the sale of some of the Company’s common shares held by NTT Corporation, from the viewpoint of being able to anticipate a relatively rapid improvement in capital efficiency through the repurchase of a considerable number of the Company’s shares, NTT Corporation indicated it would consider the possibility of sale of the Company’s shares. The Company then considered the specific method for acquiring its shares based on the assumption that the Company would repurchase its shares from NTT Corporation, and consequently concluded that the method of a tender offer, which would ensure an opportunity for shareholders to tender their shares while watching the trend in the market price during the prescribed tender offer period, was the most suitable from the viewpoint of the equitable treatment of shareholders and the transparency of the transactions.

In addition, when deciding on the tender offer price, the Company concluded it would be desirable to conduct a tender offer at a price representing a certain discount to the market price. The tender offer price is based on the market price, with a focus on ensuring the precision and objectivity of the criteria used to determine the tender offer price and with a view towards setting a tender offer price that is below the market price in order to stem the outflow of assets from the Company to the extent possible from the perspective of respecting the interests of shareholders that will continue to hold the Company’s common shares.

When the Company communicated with NTT Corporation (in early February 2016 regarding the implementation of a tender offer in which the tender offer price represented a discount of 8% versus the closing price of the Company’s common shares on the First Section of the Tokyo Stock Exchange on the business day before the meeting of the Board of Directors to decide the implementation of the tender offer (February 4, 2016) where recent earnings were considered to have been sufficiently factored into the share price, based on the above mentioned examination, NTT Corporation declared its intention to tender 117,924,500 shares of common stock of the Company that it holds (equivalent to 2.89% of the total number of issued shares), if the tender offer were implemented according to the above conditions.

The Company also concluded that it would be desirable to set a maximum limit of 137,578,616 shares (3.37% of the total number of issued shares) on the number of shares the Company intends to purchase other than the number of shares corresponding to the above mentioned shares held by NTT Corporation, in order to provide an opportunity for shareholders to tender their shares.

After examining and determining the above issues, the Company resolved to conduct the tender offer and set a tender offer price by applying a discount of 8% to the closing price of the Company’s common shares on the First Section of the Tokyo Stock Exchange on the business day before the meeting of the Board of Directors to decide the implementation of the tender offer (February 4, 2016) where recent earnings were considered to have been sufficiently factored into the share price at the meeting of the Board of Directors held on February 5, 2016.

(4)	Number of shares to be purchased

Share class	Anticipated number of shares to be purchased	Number of excess shares to be purchased	Total
Common shares	137,578,616 shares	0 shares	137,578,616shares

Note 1:

If the number of shares tendered does not exceed the anticipated number of shares to be purchased (137,578,616 shares), all of the tendered shares will be purchased. If the number of tendered shares exceeds the anticipated number of shares to be purchased (137,578,616 shares), the excess shares will not be purchased, in whole or in part. The transfer and other settlement procedures associated with the purchase of the shares will be carried out using the pro rata method as provided in Article 27-13-5 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; hereinafter referred to as the “Act”) as applied mutatis mutandis pursuant to Article 27-22-2-2 of the Act and Article 21 of the Cabinet Office Ordinance Concerning the Disclosure of a Tender Offer for Listed Shares by the Issuer (Ministry of Finance Ordinance No. 95 of 1994, as amended).

Note 2:

Shares of less than one unit will also be subject to the tender offer. Moreover, should the right to request the purchase of shares of less than one unit be exercised by a shareholder in accordance with the Companies Act, the Company may buy its own shares during the tender offer period in accordance with procedures prescribed by law.

(5)	Funds required for the tender offer

350,027,499,104 yen

Note:

This amount is the total of (1) the purchase amount if the anticipated number of shares to be purchased (137,578,616 shares) are purchased in their entirety and (2) the estimated fees and other expenses associated with the purchase (miscellaneous expenses such as the cost of public notices associated with the tender offer, the cost of printing the tender offer statement and other documentation, and other such expenses).

(6)	Method of Settlement

A.	Name and head office address of the financial instruments business operator, bank, or other institution in charge of settlement of the tender offer

Nomura Securities Co. Ltd. Nihonbashi 1-9-1, Chuo-ku, Tokyo

B.	Settlement Commencement Date

Wednesday, March 30, 2016

C.	Method of Settlement

Notification of the purchases under the tender offer will be sent to the address of tendering shareholders (or the standing proxy for foreign shareholders) after the conclusion of the tender offer period without delay.

Purchases will be settled in cash. Tendering shareholders will be able to receive the purchase amount for the tender offer, less applicable withholding taxes (see note), by wire transfer or other method as instructed by the tendering shareholder without delay after the settlement commencement date (wire transfer fees may apply).

Note:	Taxes on shares purchased under the tender offer

* Please make any decisions after consulting a tax advisor or other professional about specific tax questions.

(a)	Tax treatment for individual shareholders tendering shares under the tender offer

(i)	For tendering shareholders who are residents, or non-residents with a permanent establishment in Japan

When the amount of money received for accepting the tender offer exceeds the amount of the portion of the Company’s capital (or for a consolidated corporation, its consolidated individual stated capital) attributable to the shares that are the basis for that payment (when the per-share purchase amount is greater than the per-share amount of capital), the amount in excess will be deemed a dividend and taxed accordingly. Furthermore, the amount derived after deducting the amount deemed to be a dividend from the amount received for accepting the tender offer will be deemed income from the transfer of shares. When there is no amount deemed to be a dividend (when the per-share purchase amount is less than the per-share amount of capital) the entire amount received will be transfer income.

The amount deemed to be a dividend is subject to a withholding of 20.315% (15.315% for income tax and special income tax for reconstruction and 5% for resident tax) (There will be no special withholding of the 5% resident tax for non-residents with a permanent establishment in Japan). However, if the shareholder is considered a principal shareholder, the withholding is 20.42% (income tax and special income tax for reconstruction only). As a general rule, the amount after deducting the cost of acquiring the shares from the transfer income is subject to declared separate income taxes.

(ii)	For tendering shareholders who are non-residents without a permanent establishment in Japan

The amount deemed to be a dividend will be subject to withholding of 15.315% (income tax and special income tax for reconstruction only). If the shareholder is considered a principal shareholder, the withholding will be 20.42% (income tax and special income tax for reconstruction only). As a general rule, income arising from the transfer will not be subject to taxation.

(b)

For corporate shareholders, when the amount of money received for accepting the tender offer exceeds the amount of the portion of the Company’s capital (or for a consolidated corporation, its consolidated individual stated capital) attributable to the shares that are the basis for that payment, the amount of this excess will be deemed a dividend. As a general rule, the portion deemed to be a dividend is subject to withholding of 15.315% (income tax and special income tax for reconstruction only).

A foreign shareholder who wishes to receive an income tax reduction or exemption for such deemed dividends pursuant to an applicable tax treaty should notify the tender offer agent by the last day of the tender offer period that he plans to submit the tax treaty application form, and then submit that form to tender offer agent by the business day prior to the settlement commencement date.

(7)	Other

A.

All the procedures related to this tender offer shall be carried out in Japanese unless specifically stated otherwise. All or some of the documents related to the tender offer will be prepared in English, but if there is any contradiction between the English documents and the Japanese documents, the Japanese documents shall take precedence.

This press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of an offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of, or be relied on in connection with, any contract therefor.

The tender offer is not directly or indirectly conducted within the United States or aimed at the United States, does not use the United States Postal Service or any methods or means of interstate commerce or international commerce (including but not limited to telephone, telex, facsimile, e-mail and Internet communication), and is not conducted through securities exchange facilities within the United States. Under the tender offer, shares may not be tendered using the above methods and means, through the above facilities, or from within the United States. Any purported acceptance of the tender offer resulting directly or indirectly from a violation of these restrictions will not be accepted. No Securities or other consideration is being solicited in the United States and if sent in response by a resident of the United States of America will not be accepted. No indications of interest in the tender offer are sought by this press release.

Furthermore, the tender offer notice and other related purchase documents concerning the tender offer may not be sent or distributed to the United States, nor sent or distributed using postal or other methods within, to, or from the United States. Any tenders under the tender offer which violate the above restrictions directly or indirectly shall not be accepted.

Depending on the country or region concerned, legal restrictions may be imposed on the announcement or distribution of this press release. In such a case, please take heed of these restrictions and comply with the laws and regulations of the applicable country or region. In countries or regions where the implementation of this tender offer is illegal, even if this press release or its translation is received, it shall be deemed that any solicitation to sell, or any offer to purchase any shares related to this tender offer has not been made and represents the distribution of materials merely as information.

B.

The Company’s parent company, NTT Corporation, has indicated that it intends to tender 117,924,500 shares (2.89% of the issued shares), which represents a portion of the 2,587,008,900 common shares that it holds (63.32% of the total number of issued shares, as of today), under the tender offer if the Company decides to execute the tender offer.

Furthermore, NTT Corporation has indicated to the Company that at present, in principle, it is NTT Corporation’s policy to continue to hold its common shares in the Company after the tender offer (this will amount to 2,469,084,400 shares, or 60.43% of the Company’s total issued shares, if the above-mentioned shares for tender are all purchased.)

4.	Transactions with the Controlling Shareholder

(1)	Compliance with Guidelines on Measures to Protecting Minority Shareholders when Carrying out Transactions with the Controlling Shareholder

The Company’s parent company, NTT Corporation, owns 63.32% of the issued shares. Therefore, the acquisition of shares held by that company through the tender offer is considered a transaction with a controlling shareholder as defined in the Securities Listing Regulations of the Tokyo Stock Exchange.

According to the “Guidelines on Measures to Protect Minority Shareholders when Carrying Out Transactions with the Controlling Shareholder,” a corporate governance report that the Company published on October 30, 2015, the substance and terms for business transactions are determined through fair and appropriate procedures, and NTT Corporation and the NTT Corporation group have adopted similar policies.

The acquisition of its own shares from NTT Corporation through the tender offer does not constitute a business transaction. Nevertheless, in acquiring its own shares the Company is taking the following measures from the standpoint protecting the minority shareholders. Because the substance and terms of the transaction have been determined through fair and appropriate procedures, the Company has determined that the transaction complies with these guidelines.

(2)	Measures to ensure the fairness of the tender offer and measures to avoid conflicts of interest

As a result of an extensive and thorough review from the standpoint of shareholder equality and transaction transparency, the Company is carrying out the tender offer by using a method that ensures that shareholders other than NTT Corporation also have the opportunity to accept the offer after having been given a certain period of time to review it and observe the trend in the market price.

From the standpoint of respecting the interests of the shareholders who do not accept the tender offer and continue to hold its common stock, the Company also decided to purchase the shares at a certain discount from the market price and set a purchase price below the market price so as to stem the flow of assets from the Company to the extent possible.

Furthermore, because its Director, Takashi Nakamura, concurrently serves as an employee of NTT Corporation, he has not participated in the Board of Directors’ discussions or decisions concerning the tender offer and has not participated in the deliberations or negotiations with the NTT Corporation on behalf of the Company, from the standpoint of eliminating arbitrariness in the decision-making process when examining and deciding the tender offer, thereby ensuring the independence of the decisions made.

At the meeting of the Board of Directors held on February 5, 2016, with all of the directors and all of the corporate auditors in attendance except Takashi Nakamura, the directors in attendance unanimously voted to execute the tender offer. Furthermore, all of the auditors expressed the opinion that they have no objection to the execution of the tender offer.

Additionally, as stated below in “(3) Opinion Obtained from Disinterested Party Stating that the Transaction is Not Disadvantageous to the Minority Shareholders,” in order to ensure the fairness of the tender offer, on February 5, 2016 the Company obtained a written opinion to the effect that the tender offer is not disadvantageous to minority shareholders from one outside director (Teruyasu Murakami) and two outside audit & supervisory board members (Yutaka Kawataki and Eiko Tsujiyama), independent director / auditor who have no interests in NTT Corporation and no possible conflicts of interest with the ordinary shareholders.

(3)	Opinion Obtained from Disinterested Party Stating that the Transaction is Not Disadvantageous to the Minority Shareholders

The Company asked one outside director (Teruyasu Murakami) and two outside audit & supervisory board members (Yutaka Kawataki and Eiko Tsujiyama), independent director / auditor who have no interests in NTT Corporation and no possible conflicts of interest with the ordinary shareholders, for their opinion as to whether the tender offer is disadvantageous to minority shareholders. The outside director and outside corporate auditors received and examined information from the Company about the purpose and history of the tender offer, the calculation method used for the purchase price as well as other terms and conditions, and the propriety and fairness of the procedures used in the Company’s decision-making concerning the tender offer, including a review by the Company’s Board of Directors. As a result, on February 5, 2016 the Company received a written opinion to the effect that it had generally been determined that (i) the tender offer was not found to be unreasonable from the standpoint of the Company’s business or finances; (ii) that the specific method of acquiring the Company’s shares is a method that ensures that the minority shareholders have the opportunity to accept the offer after having been given a certain period of time to review it and observe the trend in the market price and, furthermore, that the details of the tender offer are not especially disadvantageous to the minority shareholders from the standpoint of shareholder equality and transaction transparency; (iii) that the purchase price is a price that represents a certain discount from the market price so as to stem the flow of assets from the Company to the extent possible, and therefore does not constitute a transaction that is particularly advantageous to NTT Corporation; and (iv) that reasonable measures have been taken as measures to eliminate arbitrariness in the Company’s decision-making process; and it has therefore been determined that the tender offer is not disadvantageous to the Company’s minority shareholders.

(Additional reference information)
Treasury shares held as of January 31, 2016

Number of issued shares (excluding treasury shares):	3,881,483,812 shares
Number of treasury shares:	204,288,188 shares